U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 20, 2013

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”)
Baird LargeCap Fund (the “Fund”)
File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

Pursuant to Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”), transmitted herewith on behalf of the Baird Funds, Inc., is Post-Effective Amendment No. 37 to the Company’s Registration Statement on Form N-1A.

Below please find the comments that the Company received from you on December 6, 2013 with respect to Post-Effective Amendment No. 36 filed by the Company on October 23, 2013, with the Company’s responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

In connection with this correspondence, the Company, on behalf of the Fund, acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.	Under “Principal Investment Strategies,” please revise the 80% policy to refer to “80% of its net assets, plus any borrowings for investment purposes,”.

Response:	The requested change has been made.

Comment 2.	Please explain why the range of market capitalizations in the S&P 500 is appropriate for the definition of “large cap” given that the index may include smaller companies.

Response:
The Company believes that the S&P 500 Index is appropriate for the Fund’s definition of large cap because the index is well recognized by investors as a proxy for large cap investments. The index has a minimum market capitalization of $4 billion (subject to market adjustments) and as of March 28, 2013 had a median market capitalization of over $13 billion and average market capitalization of roughly $28 billion.

Comment 3.
The Fund’s principal investment strategies disclosure states that “the Fund’s investments could be concentrated in one or more economic sectors.” Given that “concentration” is a term of art used relative to an industry, rather than a sector, please use a different word.

Response:
The above-referenced sentenced has been revised to read “The investment model is intended to take advantage of marketplace anomalies and, therefore, the Fund’s investments may be significantly weighted toward one or more economic sectors.”

Comment 4.	The disclosure under “Principal Risks – Sector Risks” states “The Subadvisor’s quantitative investment processes are economic sector agnostic.” Please revise to use plain English.

Response:	The above-referenced section has been revised to read as follows:

Sector Risks
The Subadvisor’s quantitative investment processes do not limit exposure to any individual economic sector. When weighted toward one or more economic sectors, the Fund is subject to the risk that adverse events, changes or developments within a particular sector or major companies in that sector may result in a meaningful decline in the value of the Fund.

Comment 5.	Please respond supplementally with where in the prospectus or SAI the Company describes how shareholders will be notified about a change in the Fund’s investment objective.

Response:
The Prospectus contains disclosure under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Investment Objectives” that the Fund’s investment objective may not be changed without shareholder approval. Fund shareholders were asked to approve the change to the Fund’s investment objective in a Proxy Statement dated November 4, 2013, which change was approved at a special meeting of Fund shareholders on December 20, 2013. Additionally, shareholders were informed about the proposed change to the Fund’s investment objective via Prospectus supplement dated October 15, 2013.

Comment 6.	Please add corresponding risk disclosure to the Prospectus with respect to the Fund’s investments in illiquid securities, as described in the Principal Investment Strategies section.

Response:
The subsection titled “Illiquid Investments” in the Principal Investment Strategies section has been deleted. The Fund will not invest in illiquid securities as part of its principal investment strategies.  Disclosure regarding the 15% limitation on Fund investments in illiquid securities will remain in the Statement of Additional Information.

Comment 7.	Under “Management of the Fund – The Advisor,” please add disclosure regarding the Advisor’s right to recoup amounts waived or reimbursed.

Response:
The following sentence has been added to the second paragraph of the above-referenced section:  “The Advisor can recapture any expenses or fees it has waived or reimbursed within a three-year period, if the expense ratios in those future years are less than the limits specified above and less than the limits in effect at that future time.”

Comment 8.	In the same section, please disclose in which shareholder report the Company will disclose the Board’s considerations in approving the new advisory agreement.

Response:
The fifth paragraph of the above-referenced section has been revised to read: “A discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s 2013 annual report.”

Comment 9.	Please add disclosure to the Prospectus regarding the tax consequences and trading costs expected to be associated with the change in investment strategies.

Response:
Disclosure regarding the tax consequences and trading costs of the change in investment strategies was included in Prospectus supplements dated October 15, 2013 and November 20, 2013. Additionally, effective November 25, 2013, the Fund was closed to new investors until such time as the Fund has completed the transition to the new investment strategy. Because the tax consequences and increased trading costs associated with the change in strategy are not expected to affect shares sold pursuant to the amended Prospectus, the Company respectfully declines to include the requested disclosure.

Comment 10.	Please respond supplementally by identifying the disclosure regarding the Fund’s policies pertaining to frequent trading.

Response:
Under the section titled “Market Timing Policy” in the Prospectus, the Company discloses that it has adopted policies that enable the Fund to discourage frequent trading by rejecting purchase requests from investors who have a pattern of short-term or excessive trading.

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If you have any questions regarding the above responses, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or michael.barolsky@usbank.com.

BAIRD FUNDS, INC.

/s/ Andrew D. Ketter
Andrew D. Ketter
Assistant Secretary